EXHIBIT 99.2

B. Riley & Co., SACC Partners and Robert Lee Propose to Acquire All Outstanding Shares of National R.V. Holdings, Inc. for $6.25 Per Share in Cash

PERRIS, CA – November 21, 2005 – B. Riley & Co., SACC Partners and Robert B. Lee today announced that they have made an offer to the board of directors of National R.V. Holdings, Inc. to acquire the approximately 85.12% of the outstanding shares of common stock of National R.V. Holdings not already owned by them or their affiliates, for $6.25 per share in cash, plus the assumption of the Company’s debt and other obligations. The acquisition proposal is made through CC Acquisition Group, Inc., a newly formed entity. The per share consideration offered places the total enterprise value of the transaction, which includes the assumption of debt, at approximately $92 million.

The offer represents a 13% premium over the closing price on November 18, 2005 and a premium of approximately 27% to the average closing price for NVH shares over the last 30 trading days.

The offer contemplates the negotiation and execution of a binding agreement prior to December 31, 2005, which would contain customary terms and conditions for transactions of this type. The offerors have received a preliminary proposal with respect to the financing for the proposed transaction.  The proposal made by the offerors is subject to completing this financing and to reaching agreement on mutually satisfactory terms for a sufficient number of managers to remain with the Company following the transaction.

Robert B. Lee is the Chairman Emeritus and Founder and a significant stockholder of National R.V. Holdings, Inc. and controls, approximately 5.73% of the total number of outstanding shares. SACC Partners, L.P. is an affiliate of B. Riley & Co., Inc., an investment banking firm; SACC Partners, L.P. and its affiliates own or control approximately 9.15% of the total number of outstanding shares.

A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF NATIONAL R.V. HOLDINGS, INC., COMMON STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF NATIONAL R.V. HOLDINGS, INC. SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF NATIONAL R.V. HOLDINGS, INC. CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES EXCHANGE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV. SECURITY HOLDERS OF NATIONAL R.V. HOLDINGS, INC. MAY ALSO OBTAIN COPIES OF THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER

DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING B. RILEY & CO., INC. WHEN THE DOCUMENTS BECOME AVAILABLE.

IN ADDITION TO THE PROXY STATEMENT OR TENDER OFFER AND NATIONAL RV HOLDINGS FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY RV HOLDINGS AT THE SEC PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. PLEASE CALL THE COMMISSION AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. NATIONAL RV HOLDINGS’ FILINGS WITH THE COMMISSION ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEBSITE MAINTAINED BY THE COMMISSION AT HTTP://WWW.SEC.GOV.

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SOURCE B. Riley & Co., Inc.

CONTACT:

Bryant R. Riley or Tom Kelleher of B. Riley & Co., Inc.,

+1-310-966-1444